As filed with the Securities and Exchange Commission on April 13, 2011

Registration No.  333-173450

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
REGISTRATION STATEMENT
Under Schedule B
of The Securities Act of 1933

The State Treasury of the
Republic of Poland
(Name of Registrant)

Consul General of the Republic of Poland
233 Madison Avenue
New York, NY 10016
(Name and address of authorized agent in the United States)

It is requested that copies of notices and communications
from the Securities and Exchange Commission be sent to:

Francis Fitzherbert-Brockholes, Esq.
White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 is filed solely to file Exhibits A, B, C, D, E, F, G and H to the registration statement as indicated in the Exhibit Index of this Amendment No. 1.  No other changes are made to the Registration Statement.

CONTENTS OF THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT

This Amendment No. 1 to the Registration Statement consists of the following exhibits:

(A)	Form of Fiscal Agency Agreement

(B)	Form of Note (attached to the form of Fiscal Agency Agreement under A above)

(C)	Form of Underwriting Agreement

(D)	Opinion of the Director of the Legal Department, Ministry of Finance, Republic of Poland as to the legality of the Securities

(E)
Opinions of White & Case LLP, U.S. counsel, and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Securities

(F)	The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))

(G)	The consents of White & Case LLP and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy - Kancelaria Prawna Spółka Komandytowa (included in (E))

(H)	The consent of Jan Vincent-Rostowski, Minister of Finance, Ministry of Finance, Republic of Poland (included on page II-2 of this Amendment No. 1 to the Registration Statement)

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Warsaw on April 13, 2011.

THE STATE TREASURY OF THE REPUBLIC OF POLAND,
represented by the Minister of Finance

By	/s/ Dominik Radziwill

Name:	Dominik Radziwill(1)

Title:	Undersecretary of State in the Ministry of Finance, Republic of Poland

__________

(1)	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

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EXHIBIT INDEX

Exhibit Number	Description

A	Form of Fiscal Agency Agreement

B	Form of Note (attached to the form of Fiscal Agency Agreement under A above)

C	Form of Underwriting Agreement

D	Opinion of the Director of the Legal Department, Ministry of Finance, Republic of Poland

E
Opinions of White & Case LLP, U.S. counsel, and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy-Kancelaria Prawna Spółka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Notes

F	The consent of the Director of the Legal Department, Ministry of Finance, Republic of Poland (included in (D))

G	The consents of White & Case LLP and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy-Kancelaria Prawna Spółka Komandytowa (included in (E))

H	Consent of Jan Vincent-Rostowski, Minister of Finance, Ministry of Finance, Republic of Poland (included on page II-2 of this Amendment No. 1 to the Registration Statement)

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